Exhibit 99.3
Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on May 27, 2020

Minutes No. 351: In the City of Buenos Aires, on May 27, 2020, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of Directors Osvaldo RECA, Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomas PERES, Tomas WHITE, Cristian LOPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Guillermo PONS. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. The Chairman informs that this meeting is held via videoconference, taking into consideration the dispositions of: 1) the Decree of Necessity and Urgency No. 297/2020 and further regulations by the Argentine Executive Branch, which established the preventive and mandatory social isolation policy adopted within the context of the pandemic declared by the World Health Organization (WHO), the Health Emergency broadened by Decree No. 260/20 and its amendments, and in view of the evolution of the epidemic situation related to the CORONAVIRUS – COVID-19, 2) the CNV General Resolution No. 830/20, which established that during the period in which the free circulation of people is, in general, prohibited, limited or restricted, issuer entities are able to hold remote meetings, and 3) Section 23 of the Bylaws of CPSA, which establishes that the Board of Directors is also entitled to hold meetings with its members communicated by videoconference. Quorum being present to validly hold the meeting, it commences at 11.00 am. Then, the first item in the Agenda is open for discussion: 1) APPOINTMENT OF AUTHORITIES (CHAIRMAN AND DEPUTY CHAIRMAN). Miguel DODERO takes the floor and states that, by virtue of the appointment of the members of the Board of Directors that took place at the General Shareholders’ Meeting on April 30, 2020, this Board must elect the members who will serve as Chairman and Deputy Chairman for the current term. In that sense, he moves to appoint Osvaldo Arturo RECA Chairman, and Marcelo Atilio SUVÁ Deputy Chairman of the Company. The motion is approved unanimously by the directors present, with the only abstention by those elected. Then, the second item in the Agenda is placed for consideration: 2) APPOINTMENT OF THE MEMBERS OF THE SUPERVISORY COMMITTEE. The Chairman takes the floor and moves to appoint Messrs. JUAN SALAS, Tomás WHITE and José Luis MOREA members of the Company’s Supervisory Committee, and Messrs. Jorge VILLEGAS and Oscar Luis GOSIO deputy members. He made it clear that all the men proposed are independent from the Company, pursuant to the provisions set forth by the Argentine Securities Commission (CNV). The motion is unanimously approved with the only abstention by those elected. (…) There being no further business to come before the meeting, the meeting is adjourned at 12.15 pm.